HARVARD INDUSTRIES, INC.

RELEASE:  Immediately
CONTACT:  Richard T. Dawson               Stephen J. Kasser
          Vice President-General Counsel  PUBLIC COMMUNICATIONS INC.
          HARVARD INDUSTRIES              813/226-2772
          813/288-5000                    813/460-1422

                      John W. Adams Named Chairman and CEO
                          Of Harvard Industries, Inc.
                      Roger L. Burtraw Appointed President

           Vincent J. Naimoli Will Continue as Consultant to Company

     Tampa, Fla. -- (February 12, 1997) -- Harvard Industries, Inc. (NASDAQ:HAVA),a major producer of automotive OEM parts and accessories, today announced that its Board of Directors has accepted the resignation of Vincent
J. Naimoli as Chairman, President and CEO of the Company. The Board has elected John W. Adams as Chairman and CEO and Roger L. Burtraw as President of the Company. Naimoli will continue his involvement with the Company, as a consultant, and will assist the Board in its search for a new CEO.

     "During the past four years we have been able to position Harvard as a growth company in an increasingly consolidated and international automotive supplier marketplace," Naimoli said.

     "More than anything, this is a lifestyle issue for me," Naimoli explained. "I have been privileged to lead Harvard Industries through major changes and have set the stage for the future. However, I believe it would be very difficult to continue to manage Harvard while fulfilling my other business obligations and still have time for my family and civic and charitable involvement."

     Chairman and CEO John W. Adams was elected a Director of Harvard in October 1994. He has been President of Smith Management Company, an investment firm, since 1984.

     Adams stated that he intends to remain as CEO until the Company finds a new chief executive with appropriate industry experience to lead the Company for the future. He noted that the Company's future challenge has to be to reverse its poor financial results for fiscal 1996 and its continuing losses into the first quarter of 1997, in both cases attributable primarily to the poor performance of its Doehler-Jarvis subsidiary.

     Roger L. Burtraw has been Executive Vice president of the Company since August 1995 and Senior Vice President from January 1993 to August 1995. Prior to that, he was President of the Company's subsidiary, Kingston-Warren, from April 1991 to January 1993.

     Harvard Industries, Inc., through its subsidiaries, designs, develops and manufactures a broad range of components for original equipment manufacturers, producing cars and light trucks in North America and abroad.
(35-6475.rel)                    ###
                                        2502 N. Rocky Point Drive, Suite 950
                                        Tampa, Florida
                                        813/288-5000 - FAX 813/281-0851